INDIANA MICHIGAN POWER COMPANY
                             RIVER TRANSPORTATION DIVISION
                             QUARTERLY REPORT PER REQUIREMENTS
                             OF HOLDING COMPANY ACT RELEASE NO. 24039
                             BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 1996


                                    CONTENTS

                                                            Page

Summary of Billings                                           1

Rate of Return on Investment                                  2

Annual Tonnage and Equipment Usage                            3







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
                      INDIANA MICHIGAN POWER COMPANY
                       RIVER TRANSPORTATION DIVISION
                            SUMMARY OF BILLINGS
             BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 1996
                                               October 1996                November 1996                December 1996
                                        Tons       Fee      Amount  Tons        Fee      Amount  Tons        Fee      Amount
                                                (per ton)    (000)           (per ton)    (000)           (per ton)    (000)
BARGING SERVICE BILLINGS TO AFFILIATES

  Appalachian Power Company and
  Ohio Power Company:
    Sporn Plant. . . . . . . . . . . .  196,067   $3.28      $643   152,581    $3.24      $495   184,714    $3.32      $614

    Amos Plant . . . . . . . . . . . .   36,135   $1.01        37    22,538    $1.03        23    39,726    $1.02        41

      Total. . . . . . . . . . . . . .  232,202              $680   175,119               $518   224,440               $655

Appalachian Power Company:
    Mountaineer Plant. . . . . . . . .  313,959   $1.63      $512   210,496    $1.57      $330   200,422    $1.56      $313

    Kanawha River Plant. . . . . . . .   53,716   $0.56        30    57,516    $0.55        31    57,378    $0.54        31

      Total. . . . . . . . . . . . . .  367,675              $542   268,012               $361   257,800               $344

  Indiana Michigan Power Company:
    Tanners Creek. . . . . . . . . . .  130,793   $2.28      $298   165,546    $2.61      $433   191,472    $3.15      $603

  Indiana Michigan Power Company
  and AEP Generating Company:
    Rockport Plant . . . . . . . . . .  801,462   $1.70    $1,362   684,705    $1.70    $1,164   740,632    $1.70    $1,259

  Ohio Power Company:
    Cardinal Plant (Unit 1). . . . . .  129,907   $1.14      $148    46,139    $0.81      $ 37    92,805    $1.01      $ 94

    Mitchell Plant . . . . . . . . . .    1,623   $3.33         5    19,879    $4.01        80    19,889    $4.84        96

    Muskingum River Plant. . . . . . .    6,431   $3.01        19     9,155    $3.01        28     9,199    $1.36        13

      Total. . . . . . . . . . . . . .  137,961              $172    75,173               $145   121,893               $203

BARGING SERVICE BILLINGS
TO UNAFFILIATED COMPANIES
  Buckeye Power Company
    Cardinal Plant (Unit 2 and 3). . .   88,780   $2.50      $222    98,819    $1.93      $191    64,149    $1.70      $109

  Other Coal . . . . . . . . . . . . .  114,754   $2.12      $244   125,687    $3.68      $462   100,811    $2.26      $228

  Other. . . . . . . . . . . . . . . .   43,408              $177    61,941               $263    40,111               $240


Note: The above amounts include demurrage charges.
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                      INDIANA MICHIGAN POWER COMPANY
                       RIVER TRANSPORTATION DIVSION
                       RATE OF RETURN ON INVESTMENT



                                                     AFTER-TAX
               @12/31/96    PERCENT   EFFECTIVE      WEIGHTED
COMPONENT         (000)     OF TOTAL     COST      RATE OF RETURN


Long-term Debt $  846,913 a   41.38%     7.50% c        3.10%

Preferred Stock   156,977      7.67%     6.20% c        0.48%

Common Stock    1,042,671 b   50.95%    12.00% d        6.11%

Total          $2,046,561    100.00%                    9.69%*



a) Long-term debt is net of unamortized debt expense and the unamortized loss on reacquired debt and excludes the liability for spent nuclear fuel disposal costs.

b) Common equity excludes undistributed subsidiary earnings.

c) Embedded cost at 12/31/96.

d) The rate ordered by the IURC in I&M's 1993 re a retail rate proceeding involving I&M.

* Rate will be applied for billing purposes to the twelve months period commencing April 1, 1997.


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                  INDIANA MICHIGAN POWER COMPANY
                  RIVER TRANSPORTATION DIVISION
                ANNUAL TONNAGE AND EQUIPMENT USAGE
          FOR THE TWELVE MONTHS ENDING DECEMBER 31, 1996


                                  Ton

ANNUAL TONNAGE

   Affiliated                  19,635,842
   Unaffiliated             2,448,914

     Total                 22,084,756



EQUIPMENT USAGE

                            Adjusted
                            Ton Miles

   Affiliated               6,859,798,823
   Unaffiliated         1,080,380,731

     Total                  7,940,179,554